UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

Interim Financial Information

Sendas Distribuidora S.A.

*Interim Financial Information for the Quarter
Ended June 30, 2022*

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – June 30,2022 – SENDAS DISTRIBUIDORA S.A.

Index

Corporate Information / Capital Composition	2
Interim financial information
Individual Statements
Balance Sheet - Assets	3
Balance Sheet - Liabilities	4
Statements of Operations	5
Statements of Comprehensive Income	6
Statements of Changes in Shareholder’ Equity 1/1/2022 to 6/30/2022	7
Statements of Changes in Shareholder’ Equity 1/1/2021 to 6/30/2021	8
Statements of Cash Flows	9

Notes to the consolidated and individual interim financial information	10

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ITR – Interim Financial Information – June 30,2022 – SENDAS DISTRIBUIDORA S.A.

Corporate information / Capital composition

Number of Shares	Current year
(Thousands)	06/30/2022
Share Capital
Common	1,347,213
Preferred	0
Total	1,347,213
Treasury Shares
Common	0
Preferred	0
Total	0

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ITR – Interim Financial Information – June 30,2022 – SENDAS DISTRIBUIDORA S.A.

Individual Interim Financial Information / Balance Sheet - Assets
R$ (in thousands)

		Current quarter	Prior period
Account code	Account description	6/30/2022	12/31/2021
1	Total Assets	33,436,000	22,854,000
1.01	Current Assets	10,476,000	8,772,000
1.01.01	Cash and Cash Equivalents	3,108,000	2,550,000
1.01.03	Accounts Receivables	380,000	324,000
1.01.03.01	Trade Receivables	337,000	265,000
1.01.03.02	Other Accounts Receivable	43,000	59,000
1.01.04	Inventories	5,611,000	4,380,000
1.01.06	Recoverable Taxes	980,00	876,000
1.01.08	Other Current Assets	397,000	642,000
1.01.08.01	Non-current Assets Held for Sale	242,000	550,000
1.01.08.01.01	Non-current Assets Held for Sale	242,000	550,000
1.01.08.03	Others	155,000	92,000
1.01.08.03.01	Derivative Financial Instruments	22,000	4,000
1.01.08.03.02	Dividends Receivable	16,000	16,000
1.01.08.03.03	Other Current Assets	117,000	72,000
1.02	Non-current Assets	22,960,000	14,082,000
1.02.01	Long-Term Assets	1,854,000	1,086,000
1.02.01.07	Deferred Taxes	20,000	45,000
1.02.01.09	Receivable From Related Parties	648,000	114,000
1.02.01.09.04	Receivable from Others Related Parties	648,000	114,000
1.02.01.10	Other Non-current Assets	1,186,000	927,000
1.02.01.10.04	Recoverable Taxes	914,000	770,000
1.02.01.10.05	Restricted Deposits for Legal Proceedings	124,000	119,000
1.02.01.10.06	Derivative Financial Instruments	140,000	28,000
1.02.01.10.07	Other Non-current Assets	8,000	10,000
1.02.02	Investments	807,000	789,000
1.02.02.01	Investments in Associates	807,000	789,000
1.02.02.01.03	Joint Venture Participation	807,000	789,000
1.02.03	Property, Plant and Equipment	15,479,000	10,320,000
1.02.04	Intangible Assets	4,820,000	1,887,000

The accompanying notes are integral part of these interim financial information.

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Individual Interim Financial Information / Balance Sheet - Liabilities
R$ (in thousands)

		Current quarter	Prior period
Account code	Account description	6/30/2022	12/31/2021
2	Total Liabilities	33,436,000	22,854,000
2.01	Current Liabilities	11,050,000	8,644,000
2.01.01	Payroll and Related Taxes	467,000	425,000
2.01.01.01	Social Taxes	52,000	55,000
2.01.01.02	Payroll Taxes	415,000	370,000
2.01.02	Trade Payables	6,943,000	5,942,000
2.01.03	Taxes and Contributions Payable	207,000	158,000
2.01.04	Borrowings and Financing	187,000	613,000
2.01.04.01	Borrowings and Financing	30,000	433,000
2.01.04.02	Debentures	157,000	180,000
2.01.05	Other Liabilities	3,246,000	1,506,000
2.01.05.01	Payables to Related Parties	2,241,000	368,000
2.01.05.02	Others	1,005,000	1,138,000
2.01.05.02.01	Dividends and Interest on Equity	-	168,000
2.01.05.02.08	Financing Related to Acquisition of Assets	219,000	197,000
2.01.05.02.09	Deferred Revenue	275,000	356,000
2.01.05.02.12	Other Current Liabilities	145,000	173,000
2.01.05.02.17	Lease Liability	366,000	244,000
2.02	Non-current Liabilities	19,075,000	11,444,000
2.02.01	Borrowings and Financing	11,179,000	7,420,000
2.02.01.01	Borrowings and Financing	1,535,000	1,154,000
2.02.01.02	Debentures	9,644,000	6,266,000
2.02.02	Other Liabilities	7,679,000	3,819,000
2.02.02.01	Payable to Related Parties	789,000	-
2.02.02.01.04	Payable to Other Third Parties	789,000	-
2.02.02.02	Others	6,890,000	3,819,000
2.02.02.02.07	Other Non-current Liabilities	14,000	12,000
2.02.02.02.09	Lease Liability	6,876,000	3,807,000
2.02.04	Provision	217,000	205,000
2.03	Shareholders’ Equity	3,311,000	2,766,000
2.03.01	Share Capital	1,255,000	788,000
2.03.02	Capital Reserves	27,000	18,000
2.03.04	Earnings Reserves	2,030,000	1,961,000
2.03.08	Other Comprehensive Income	(1,000)	(1,000)

The accompanying notes are integral part of these interim financial information.

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ITR – Interim Financial Information – June 30,2022 – SENDAS DISTRIBUIDORA S.A.

Individual Interim Financial Information / Statements of Operations
R$ (in thousands)

		Current quarter	Year to date current year	Same quarter of previous year	Year to date prior year
Account code	Account description	4/1/2022 to 6/30/2022	1/1/2022 to 6/30/2022	4/1/2021 to 6/30/2021	1/1/2021 to 6/30/2021
3.01	Net Operating Revenue	13,291,000	24,734,000	10,049,000	19,497,000
3.02	Cost of Sales	(11,146,000)	(20,763,000)	(8,327,000)	(16,268,000)
3.03	Gross Profit	2,145,000	3,971,000	1,722,000	3,229,000
3.04	Operating Income / Expenses	(1,436,000)	(2,737,000)	(1,126,000)	(2,150,000)
3.04.01	Selling Expenses	(1,006,000)	(1,935,000)	(804,000)	(1,560,000)
3.04.02	General and Administrative Expenses	(193,000)	(361,000)	(152,000)	(289,000)
3.04.05	Other Operating Expenses	(247,000)	(459,000)	(184,000)	(330,000)
3.04.05.01	Depreciation/ Amortization	(213,000)	(417,000)	(154,000)	(299,000)
3.04.05.03	Other Operating Expenses	(34,000)	(42,000)	(30,000)	(31,000)
3.04.06	Share of Profit of Associates	10,000	18,000	14,000	29,000
3.05	Profit from Operations Before Net Financial Expenses	709,000	1,234,000	596,000	1,079,000
3.06	Net Financial Expenses	(328,000)	(630,000)	(145,000)	(279,000)
3.06.01	Financial Income	77,000	147,000	52,000	69,000
3.06.02	Financial Expenses	(405,000)	(777,000)	(197,000)	(348,000)
3.07	Income Before Income Tax and Social Contribution	381,000	604,000	451,000	800,000
3.08	Income Tax and Social Contribution	(62,000)	(71,000)	(146,000)	(255,000)
3.08.01	Current	(27,000)	(45,000)	(164,000)	(265,000)
3.08.02	Deferred	(35,000)	(26,000)	18,000	10,000
3.09	Net Income from Continued Operations	319,000	533,000	305,000	545,000
3.11	Net Income for the Period	319,000	533,000	305,000	545,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings Per Share - Total
3.99.01.01	Common	0.236925	0.395592	0.227516	0.406110
3.99.02	Diluted Earnings Per Share - Total
3.99.02.01	Common	0.235635	0.393694	0.227516	0.406110

The accompanying notes are integral part of these interim financial information.

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ITR – Interim Financial Information – June 30,2022 – SENDAS DISTRIBUIDORA S.A.

Individual Interim Financial Information / Statements of Comprehensive Income
R$ (in thousands)

		Current quarter	Year to date current year	Same quarter of previous year	Year to date prior year
Account code	Account description	4/1/2022 to 6/30/2022	1/1/2022 to 6/30/2022	4/1/2021 to 6/30/2021	1/1/2021 to 6/30/2021
4.01	Net Income for the Period	319,000	533,000	305,000	545,000
4.02	Other Comprehensive Income	1,000	-	-	-
4.02.04	Fair Value of Expected Credit Loss	1,000	(1,000)	-	-
4.02.06	Tax over other comprehensive income	-	1,000	-	-
4.03	Total Comprehensive Income for the Period	320,000	533,000	305,000	545,000

The accompanying notes are integral part of these interim financial information.

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Individual Interim Financial Information / Statements of Changes in Shareholders' Equity 1/1/2022 to 6/30/2022
R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	788,000	18,000	1,961,000	-	(1,000)	2,766,000
5.03	Adjusted Opening Balance	788,000	18,000	1,961,000	-	(1,000)	2,766,000
5.04	Capital Transactions with Shareholders	467,000	9,000	(464,000)	-	-	12,000
5.04.01	Capital Contribution	467,000	-	(464,000)	-	-	3,000
5.04.03	Stock Options Granted	-	9,000	-	-	-	9,000
5.05	Total Comprehensive Income	-	-	-	533,000	-	533,000
5.05.01	Net Income for the Period	-	-	-	533,000	-	533,000
5.05.02	Other comprehensive income	-	-	-	-	-	-
5.05.02.07	Fair Value of Expected Credit Loss	-	-	-	-	(1,000)	(1,000)
5.05.02.09	Tax over Other Comprehensive Income	-	-	-	-	1,000	1,000
5.06	Shareholders' Equity	-	-	363,000	(363,000)	-	-
5.06.05	Tax Incentive Reserve	-	-	363,000	(363,000)	-	-
5.07	Closing Balance	1,255,000	27,000	1,860,000	170,000	(1,000)	3,311,000

The accompanying notes are integral part of these interim financial information.

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ITR – Interim Financial Information – June 30,2022 – SENDAS DISTRIBUIDORA S.A.

Individual Interim Financial Information / Statements of Changes in Shareholders' Equity 1/1/2021 to 6/30/2021
R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Shareholders' equity
5.01	Opening Balance	761,000	4,000	582,000	-	1,347,000
5.03	Adjusted Opening Balance	761,000	4,000	582,000	-	1,347,000
5.04	Capital Transactions with Shareholders	18,000	7,000	-	-	25,000
5.04.01	Capital contribution	18,000	-	-	-	18,000
5.04.03	Stock Options Granted	-	7,000	-	-	7,000
5.05	Total Comprehensive Income	-	-	-	545,000	545,000
5.05.01	Net Income for the Period	-	-	-	545,000	545,000
5.07	Closing Balance	779,000	11,000	582,000	545,000	1,917,000

The accompanying notes are integral part of these interim financial information.

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Individual Interim Financial Information / Statements of Cash Flows - Indirect method
R$ (in thousands)

		Year to date current year	Year to date prior year
Account code	Account description	1/1/2022 to 6/30/2022	1/1/2021 to 6/30/2021
6.01	Net Cash Operating Activities	1,226,000	496,000
6.01.01	Cash Provided By the Operations	1,973,000	1,347,000
6.01.01.01	Net Income for the Period	533,000	545,000
6.01.01.02	Deferred Income Tax and Social Contribution	26,000	(10,000)
6.01.01.03	Loss (Gain) of Disposal of Property and Equipment and Lease	19,000	(6,000)
6.01.01.04	Depreciation and Amortization	454,000	324,000
6.01.01.05	Interest and Monetary Correction	739,000	401,000
6.01.01.07	Share of Profit of Associates	(18,000)	(29,000)
6.01.01.08	Provision for Legal Proceedings	27,000	(24,000)
6.01.01.10	Provision for Stock Option	9,000	7,000
6.01.01.11	Allowance for Doubtful Accounts	4,000	1,000
6.01.01.13	Provision for Allowance for Inventory Losses and Damages	180,000	138,000
6.01.02	Variations in Assets and Liabilities	(747,000)	(851,000)
6.01.02.01	Trade Receivables	(76,000)	(49,000)
6.01.02.02	Inventories	(1,411,000)	(87,000)
6.01.02.03	Recoverables Taxes	(248,000)	189,000
6.01.02.04	Other Assets	(27,000)	(67,000)
6.01.02.05	Related Parties	60,000	66,000
6.01.02.06	Restricted Deposits for Legal Proceedings	(5,000)	3,000
6.01.02.07	Trade Payables	1,001,000	(551,000)
6.01.02.08	Payroll and Related Taxes	42,000	37,000
6.01.02.09	Taxes and Social Contributions Payble	49,000	(8,000)
6.01.02.10	Provision for Legal Proceedings	(24,000)	(19,000)
6.01.02.11	Deferred Revenue	(81,000)	(97,000)
6.01.02.12	Other Liabilities	(27,000)	(30,000)
6.01.02.13	Income Tax and Social Contribution, Paid	-	(238,000)
6.02	Net Cash of Investing Activities	(2,760,000)	(757,000)
6.02.02	Acquisition of Property, Plant and Equipment	(2,013,000)	(739,000)
6.02.03	Acquisition of Intangible Assets	(605,000)	(19,000)
6.02.04	Sale of property, plant and equipment	-	1,000
6.02.09	Sale of assets held for sale	108,000	-
6.02.11	Acquisition of Assets held for Sale	(250,000)	-
6.03	Net Cash of Financing Activities	2,092,000	1,240,000
6.03.01	Capital Contribution	3,000	18,000
6.03.02	Funding of Borrowings and Financing	2,975,000	1,874,000
6.03.03	Payment of Borrowings and Financing	(49,000)	(270,000)
6.03.04	Payment of Interest on Borrowings and Financing	(308,000)	(96,000)
6.03.05	Dividends and interest on equity, paid	(168,000)	(85,000)
6.03.09	Payment of Lease Liability	(336,000)	(140,000)
6.03.10	Payment of interest on Lease Liability	(25,000)	(61,000)
6.05	Increase (Decrease) in Cash and Equivalents	558,000	979,000
6.05.01	Cash and Cash Equivalents at the beginning of the Period	2,550,000	3,532,000
6.05.02	Cash and Cash Equivalents at the end of the Period	3,108,000	4,511,000

The accompanying notes are integral part of these interim financial information.

1	CORPORATE INFORMATION

Sendas Distribuidora S.A. (the “Company” or “Sendas”) is a publicly listed company under the segment Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (B3), under the code "ASAI3" and on the New York Stock Exchange (NYSE), under the ticker "ASAI". The Company is mainly engaged in the retail and wholesale sale of food, bazar, and other products through its chain of stores, represented by the banner “ASSAÍ”. The Company based in the State of Rio de Janeiro, at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá/RJ. On June 30, 2022, the Company operated 220 stores and 12 Distribution Centers which are present in all five regions of the country acting working in 23 states and in the Federal District.

The Company is a direct subsidiary of Wilkes Participações S.A. (“Wilkes”) and indirect subsidiary of Casino Guichard Perrachon.

1.1	Conversion of Extra Hiper stores into Assaí

On October 14, 2021, the Board of Directors of the Company and Grupo Pão de Açúcar ("GPA") approved a transaction involving the conversion of Extra Hiper stores, operated by GPA, into cash & carry stores, operated by the Company under the ASSAÍ brand (“Transaction”).

On December 16, 2021, the Company and GPA signed the “Agreement for Onerous Assignment of Exploration Rights of Commercial Points and Other Agreements” (the “Agreement”), governing the assignment to ASSAÍ of the exploitation rights of up to 70 commercial points located in several states in Brazil, 17 properties owned by GPA and 53 properties owned by third parties, for the total amount of up to R$3,973, to be paid by the Company, which may also involve the acquisition of some existing equipment in the stores.

On April 13, 2022, the Administrative Council for Economic Defense (“CADE”) issued a favorable opinion without restrictions on the sale of the 17 properties owned by GPA to the Barzel Properties real estate investment fund ("Fund").

The closing of the transaction provided for the Agreement is subject to the fulfillment of certain conditions, including, but not limited to, obtaining the previus consent of the property owners and demobilization of the stores by GPA, with deadline to complete the assignment of all commercial points to the Company is August 31, 2022, and this transaction is not subject of approval by competition authorities.

On June 30, 2022, the Company and GPA signed the transfer of 41 commercial points in the amount of R$2,942 (20 commercial points on December 31, 2021 in the amount of R$798) totalling 61 properties, including the 17 properties owned by GPA in the amount of R$1,200, located in the Southeast, North, Northeast, Midwest regions and in the Federal District, which had overcome the previous conditions, see notes 9 and 12. The Company made the total payment in the amount of R$1,850 (R$850 on March 31, 2022 and R$1,000 on December 31, 2021) to GPA related to these acquisitions. Property, plant and equipment acquired from the 17 properties owned by GPA are recorded under “Assets held for sale”, in this quarter, 16 properties were sold. The remaining balance for 1 property is R$95 (R$403 on December 31, 2021), see note 26.

Of the 70 properties involved in the transaction, the expectation for completion the remaining 9 properties is by the end of August 2022.

1.2	Impacts of the pandemic on the Company’s interim financial information

Since December 2019, we face the pandemic COVID-19. The Company has been monitoring the impacts on its operations. Management took actions, among them, we appointed a crisis committee composed of senior management, which makes decisions in line with recommendations of the Brazilian Ministry of Health, local authorities, and professional associations.

The Company implemented all the measures to mitigate the transmission of virus at our stores, distribution centers, and offices, such as frequent sanitization, employees’ safety/protection equipment, flexible working hours, and home office, among others.

Since the beginning of the COVID-19 outbreak, our stores have remained open during periods of general lockdown, as we are considered an essential service. The Company has a strong commitment to society to continue selling essential products to its customers. We did not face supply-side hurdles from industries that continued supplying our distribution centers and stores.

On March 10, 2020, CVM issued circular letter CVM-SNC/SEP No. 02/2020 and on January 29, 2021 issued circular letter CVM-SNC/SEP No. 01/2021, guiding publicly held Companies to carefully assess the impacts of COVID-19 on their business and report in the interim financial information the main risks and uncertainties as result of such analysis, following the applicable accounting standards.

In this regard, the Company fully analyzed its interim financial information, in addition to updating the analyses of going concern. Below are the key topics analyzed:

• The Company reviewed its budget, adopted to estimate the calculation of the recovery of store assets and intangible assets on December 31, 2021, and no significant reductions were seen in revenues, and in other items of the statement of operations to evidence impairment of these assets. Due to uncertainties concerning the end of the pandemic and its macroeconomic effects, the Company analyzed the indication of impairment for certain assets and, accordingly, updated its impairment tests. There were no new elements in the period ended June 30, 2022 that the Company's need to review the asset recovery test.

The recoverable value is determined by calculating the value in use, from cash projections deriving from financial budgets, which were reviewed and approved by senior management for the next three years, considering the assumptions updated for December 31, 2021. The discount rate applied to cash flow projections is 10.40% on December 31, 2021 (9.80% on December 31, 2020), and the cash flows to exceed three years are extrapolated, applying a growth rate of 6.60% on December 31, 2021 (4.62% on December 31, 2020). As a result of this analysis, we did not identify the need for recording a provision for impairment of these assets.

• The Company analyzed the collection of balances of trade receivables from credit card operators, clients, galleries at our stores, property rentals, and concluded that, at this point, it is not necessary to record provisions for losses, in addition to those already recorded;

• Concerning inventories, the Company does not foresee the need to make a market price adjustment;

• Financial instruments already reflect the market assumptions in their valuation, there are no additional exposures not disclosed. The Company is not exposed to significant financing denominated in US dollars;

• At this point, the Company does not foresee additional funding; and

• Finally, the costs necessary to adapt the Company’s stores to serve the public were not significant.

In summary, according to Management’s estimates and the monitoring of the impacts of the pandemic, including the Omicron variant, there are no effects that should be recorded in the Company’s interim financial information for the period ended June 30, 2022, nor are there any effects on the continuity and / or estimates of the Company that would justify changes or recording provisions in addition to those already disclosed. The Company will continue to monitor and evaluate the impacts and, if necessary, will make the disclosures.

1.3	Possible impacts of the military conflict between Russia and Ukraine on the interim financial information

Our business could be adversely affected by unstable economic and political conditions and geopolitical conflicts, such as the conflict between Russia and Ukraine. While we do not have any customer or direct supplier relationships in either country at this time, the current military conflict, and related sanctions, as well as export/import controls or actions that may be initiated by nations including Brazil and other potential uncertainties could adversely affect our business and/or our supply chain, business partners or customers, and could cause changes in our customers buying patterns and interrupt our ability to supply products.

Inflation, energy and commodities costs may fluctuate as a result the conflict between Russia and Ukraine and related economic sanctions. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our retail stores and costs to purchase products from our suppliers. A continual rise in energy and commodities costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our results of operations, financial condition and cash flows.

While the precise effect of the ongoing military conflict and global economies remains uncertain, they have already resulted in significant volatility in financial markets, as well as in an increase in energy and commodity prices globally. In the event geopolitical tensions fail to abate or deteriorate further, additional governmental sanctions may be enacted adversely impacting the global economy, its banking and monetary systems, markets or customers for our products.

The Company does not operate in these countries, but will continue to monitor the impacts of the war. On June 30, 2022, there are no effects that should be recorded in the Company's interim financial information, nor are there any effects on the Company's continuity and/or estimates that would justify changes or recording of provisions, in addition to those already disclosed. The Company will continue to monitor and assess the impacts and, if necessary, will make the corresponding disclosures.

2	BASIS OF PREPARATION AND DISCLOSURE OF THE INTERIM FINANCIAL INFORMATION

The interim financial information have been prepared in accordance with IAS 34 – Interim Financial Reporting issued by International Accounting Standards Board (“IASB”) and accounting standard CPC 21 (R1) – Interim report and disclosed aligned with the standards approved by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of the Interim Financial Information.

The interim financial information have been prepared on the historical cost basis, except for (i) certain financial instruments; and (ii) assets and liabilities arising from business combinations measured at their fair values, when applicable. All relevant information in the interim financial information, is being evidenced by and correspond to that used by management in the admnistration of the Company.

The interim financial information are presented in millions of Brazilian Reais (R$), which is the functional currency of the Company.

The interim financial information for the period ended June 30, 2022, were approved by the Board of Directors on July 27, 2022.

3	SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies and practices applied by the Company to the preparation of the interim financial information are in accordance with those adopted and disclosed in note 3 and in each explanatory note corresponding to the financial statements for the year ended December 31, 2021, and, therefore, it should be read together.

3.1	Standards, amendments and interpretation

	There were no new standards, amendments and interpretation issued that must be disclosed for the six-month periods ended June 30, 2022.

4	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

	The preparation of the interim financial information requires Management to makes judgments estimates and assumptions that impact the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year, however, the uncertainty about these assumptions and estimates could result in substantial adjustments to the carrying amount of asset or liability impacted in future periods.

	The significant assumptions and estimates applied on the preparation of the interim financial information for the period ended June 30, 2022, were the same as those adopted in the financial statements for the year ended December 31, 2021, see note 6.

5	CASH AND CASH EQUIVALENTS

						6/30/2022	12/31/2021
	Cash and bank accounts - Brazil					91	74
	Cash and bank accounts - Abroad (i)					24	25
	Financial investments - Brazil (ii)					2,993	2,451
						3,108	2,550

	(i) On June 30, 2022, the Company had funds held abroad, being R$24 in US Dollars (R$25 in US Dollars on December 31, 2021).

	(ii) On June 30, 2022, the financial investments correspond to the repurchase and resale agreements, yielded by the weighted average of 87.30% of CDI - Interbank Deposit Certificate (109.64% of CDI on December 31, 2021) and redeemable within terms less than 90 days, as of the date of investment, without losing income.

6	TRADE RECEIVABLES

					Note	6/30/2022	12/31/2021
	From sales with:
	Credit card companies				6.1	121	75
	Credit card companies with related parties				9.1	37	24
	Sales ticket and payment slips				6.2	149	118
	Trade receivables with related parties				9.1	25	31
	Trade receivables with suppliers/payment slips					15	23
						347	271
	Expected credit loss for doubtful accounts				6.3	(10)	(6)
						337	265

	Set forth below the breakdown of trade receivables by their gross amount by maturity period:

				Overdue
		Total	Due	Up to 30 days	> 90 days
	6/30/2022	347	347	-	-
	12/31/2021	271	269	1	1

6.1	Credit card companies

	The Company, through the cash management strategy, anticipates the amount receivable with credit card companies, without any right of recourse or related obligation and derecognizes the balance of trade receivables.

6.2	Sales ticket and payment slips

	Refers to amounts arising from transactions through receipts: (i) tickets and meal vouchers R$59 (R$56 on December 31, 2021); and (ii) payment slips R$90 (R$62 on December 31, 2021).

6.3	Expected credit loss for doubtful accounts

						6/30/2022	6/30/2021
	At the beginning of the period					(6)	(4)
	Additions					(18)	(16)
	Reversals					14	15
	At the end of the period					(10)	(5)

7	INVENTORIES

					Note	6/30/2022	12/31/2021
	Stores					4,929	3,955
	Distribution centers					1,215	878
	Commercial agreements				7.1	(502)	(416)
	Allowance for loss on inventory obsolescence and damages				7.2	(31)	(37)
						5,611	4,380

7.1	Commercial agreements

	On June 30, 2022, the amount of unrealized commercial agreements, as a reduction of inventory balance, totaled R$502 (R$416 on December 31, 2021).

7.2	Allowance for loss on inventory obsolescence and damages

				6/30/2022	6/30/2021
	At the beginning of the period			(37)	(51)
	Additions			(190)	(147)
	Reversals			10	9
	Write-offs			186	164
	At the end of the period			(31)	(25)

8	RECOVERABLE TAXES

			Note	6/30/2022	12/31/2021
	State VAT tax credits - ICMS		8.1	1,179	1,153
	Social Integration Program and Contribution for Social Security Financing - PIS/COFINS		8.2	559	370
	Social Security Contribution - INSS			60	54
	Income tax and social contribution			67	61
	Others			29	8
	Total			1,894	1,646

	Current			980	876
	Non-current			914	770

8.1	State VAT tax credits - ICMS

	Since 2008, the Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. The referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from a manufacturer or importer or their inflow into the State. The expansion of such system to a wider range of products traded at retail assumes that the trading cycle of these products will end in the State, such that ICMS is fully owed to such State.

	The refund process requires evidence through tax documents and digital files of transactions made, entitling the Company to such a refund. Only after ratification by State tax authorities and/or the compliance with specific ancillary obligations aiming to support such evidence that credits can be used by the Company, which occur in periods after these are generated.

	Since the number of items traded at the retail subject to tax replacement has been continuously increasing, the tax credit to be refunded by the Company has also grown. The Company has been realizing referred credits with authorization for immediate offset with those credits due in view of its operations, through the special regime, also other procedures regulated by state rules.

	With respect to credits that cannot yet be immediately offset, the Company's Management, based on a technical recovery study, based on the future expectation of growth and consequent compensation with taxes payable arising from its operations, believes that its future compensation is viable. The studies mentioned are prepared and periodically reviewed based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information on June 30, 2022, the Company's management has monitoring controls over adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the ICMS balance to be recovered, as shown in the table below:

	Year	Amount
	In 1 year	559
	From 1 to 2 years	341
	From 2 to 3 years	78
	From 3 to 4 years	62
	From 4 to 5 years	38
	After 5 years	101
	Total	1,179

8.2	PIS and COFINS credits

	On March 15, 2017, the Federal Supreme Court (“STF”) recognized, as a matter of general repercussion, the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base. On May 13, 2021, the STF judged the Declaration Embargoes in relation to the amount to be excluded from the calculation basis of the contributions, which should only be the ICMS paid, or if the entire ICMS, as shown in the respective invoices. The STF rendered a favorable decision to the taxpayers, concluding that all ICMS highlighted should be excluded from the calculation basis.

	The STF decided to modulate the effects of the decision, providing that taxpayers who distributed lawsuits before March 15, 2017 or who had administrative proceedings in progress before that same date, would be have rights to take advantage of the past period. As the decision was rendered in a process with recognized general repercussions, the understanding reached is binding on all judges and courts. The Company filed a lawsuit on October 31, 2013, having obtained a favorable decision and a final and unappealable decision on July 16, 2021, thus allowing the recognition of the credit for the period covered by the lawsuit.

	Currently the Company, according to the favorable judgment of the Supreme Court, has been recognizing the exclusion of ICMS from the PIS and COFINS calculation basis, based on the same assumptions mentioned previously.

• Expected realization of PIS and COFINS credits

With respect to recoverable PIS and COFINS credits, the Company's Management, based on a technical recovery study, based on future growth expectations and consequent offsetting with debts arising from its operations, projects their future realization. The aforementioned studies are prepared and periodically reviewed based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information as of June 30, 2022, the Company's Management has monitoring controls on adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the PIS and COFINS balance to be recovered, as shown in the table below:

Year	Amount
In 1 year	286
From 1 to 2 years	224
From 2 to 3 years	49
Total	559

9	RELATED PARTIES

9.1	Balances and related party transactions

		Assets				Liabilities				Transactions
		Clients		Other assets		Suppliers		Other liabilities		Revenue (expenses)
		6/30/2022	12/31/2021	6/30/2022	12/31/2021	6/30/2022	12/31/2021	6/30/2022	12/31/2021	6/30/2022	6/30/2021
	Controlling shareholders
	Wilkes Participações S.A.	-	-	-	-	-	-	3	2	(4)	(1)
	Euris	-	-	-	-	-	-	1	1	(1)	(1)
	Casino Guichard Perrachon	13	13	-	-	-	-	-	-	(26)	(23)
		13	13	-	-	-	-	4	3	(31)	(25)
	Other related parties
	GPA (i)	12	18	635	100	11	8	3,026	365	(219)	(89)
	Compre Bem	-	-	-	-	-	-	-	-	-	(3)
	Greenyellow	-	-	-	-	-	-	-	-	(17)	(14)
	Joint venture
	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	37	24	13	14	11	14	-	-	12	6
		49	42	648	114	22	22	3,026	365	(224)	(100)
	Total	62	55	648	114	22	22	3,030	368	(255)	(125)

	Current	62	55	-	-	22	22	2,241	368
	Non-current	-	-	648	114	-	-	789	-

	(i) As of June 30, 2022, the amount recorded in other assets is substantially composed by R$536 referring to the balance receivable from the sale of assets and R$90 referring to the indemnification process signed in the separation agreement between the companies that occured on December 14, 2020. The amount recorded in other liabilities is substantially composed by R$2,803 referring to the acquisition of commercial points and R$172 referring to the indemnification process signed in the separation agreement between the parties.

9.2	Management compensation

	Expenses referring to the statutory executive board compensation recorded in the Company’s statement of operations in the periods ended June 30, 2022 and 2021 as follows (amounts expressed in thousands reais):

		Base salary		Variable compensation		Stock option plan		Total
		2022	2021	2022	2021	2022	2021	2022	2021
	Board of director	23,995	16,024	-	-	3,167	2,125	27,162	18,149
	Directors and statutory	26,009	14,660	12,857	7,243	5,764	1,597	44,630	23,500
	Fiscal council	259	72	-	-	-	-	259	72
		50,263	30,756	12,857	7,243	8,931	3,722	72,051	41,721

	The stock option plan refers to the Company's and this plan has been trated in the Company's statement of operations. The corresponding expenses are allocated to the Company and recorded in statement of operations against capital reserve - stock options in shareholders' equity. There are no other short-term or long-term benefits granted to members of the Company's management.

10	INVESTMENTS

	The details of the Company's joint venture at the end of the period are show below:

							Participation in investments - %
							Direct participation
	Investment type	Company				Country	6/30/2022	12/31/2021

	Joint venture	Bellamar Empreendimento e Participações S.A.				Brazil	50.00	50.00

	Investments composition and breakdown

					Bellamar
	As of December 31, 2020				769
	Share of profit of associates				29
	As of June 30, 2021				798

	As of December 31, 2021				789
	Share of profit of associates				18
	As of June 30, 2022				807

11	PROPERTY, PLANT AND EQUIPMENT

11.1	Property, plant and equipment breakdown

		As of December 31, 2021	Additions	Lease modification	Write-off	Depreciation	Transfers and others	As of June 30, 2022
	Lands	570	46	-	-	-	-	616
	Buildings	656	140	-	-	(8)	5	793
	Improvements	3,596	1,432	-	(14)	(133)	56	4,937
	Equipment	828	211	-	(1)	(82)	45	1,001
	Facilities	362	94	-	(4)	(16)	1	437
	Furnitures and appliances	416	60	-	(1)	(32)	60	503
	Constructions in progress	235	415	-	(1)	-	(131)	518
	Others	37	7	-	-	(8)	12	48
	Subtotal	6,700	2,405	-	(21)	(279)	48	8,853
	Lease - right of use:
	Buildings	3,604	2,914	304	(3)	(158)	(46)	6,615
	Equipment	16	-	-	-	(3)	(2)	11
	Subtotal	3,620	2,914	304	(3)	(161)	(48)	6,626
	Total	10,320	5,319	304	(24)	(440)	-	15,479

		As of December 31, 2020	Additions	Lease modification	Write-off	Depreciation	Transfers and others (i)	As of June 30, 2021
	Lands	481	26	-	-	-	(33)	474
	Buildings	609	58	-	-	(7)	1	661
	Improvements	2,598	423	-	(1)	(86)	(68)	2,866
	Equipment	635	83	-	(1)	(62)	(1)	654
	Facilities	269	31	-	-	(12)	1	289
	Furnitures and appliances	340	28	-	(1)	(25)	6	348
	Constructions in progress	78	111	-	-	-	(64)	125
	Others	37	2	-	-	(7)	7	39
	Subtotal	5,047	762	-	(3)	(199)	(151)	5,456
	Lease - right of use:
	Buildings	2,423	206	231	(66)	(113)	4	2,685
	Equipment	6	16	-	-	(3)	-	19
	Subtotal	2,429	222	231	(66)	(116)	4	2,704
	Total	7,476	984	231	(69)	(315)	(147)	8,160

	(i) On June 30, 2021, presents the transfer between fixed assets to "assets held for sale", in amount of R$147.

11.2	Composition of Property, plant and equipment
				6/30/2022			12/31/2021
				Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount
	Lands			616	-	616	570	-	570
	Buildings			913	(120)	793	767	(111)	656
	Improvements			5,858	(921)	4,937	4,387	(791)	3,596
	Equipment			1,625	(624)	1,001	1,373	(545)	828
	Facilities			563	(126)	437	472	(110)	362
	Furnitures and appliances			755	(252)	503	635	(219)	416
	Constructions in progress			518	-	518	235	-	235
	Others			133	(85)	48	115	(78)	37
				10,981	(2,128)	8,853	8,554	(1,854)	6,700
	Lease - right of use:
	Buildings			7,781	(1,166)	6,615	4,566	(962)	3,604
	Equipment			57	(46)	11	61	(45)	16
				7,838	(1,212)	6,626	4,627	(1,007)	3,620
	Total property, plant and equipment			18,819	(3,340)	15,479	13,181	(2,861)	10,320

11.3	Capitalized borrowing costs

	The value of capitalized borrowing costs directly attributable to the reform, construction and acquisition of property, plant and equipment and intangible assets within the scope of CPC 20 (R1) / IAS23 - Borrowings Costs and the amount of depreciation and interest on lease liabilities incorporated into the value of the property, plant and equipment and/or intangible assets, for the period in which the assets are not yet in their intended use in accordance with CPC 06 (R2) / IFRS16 - Leases, amounted to R$370 (R$7 on June 30, 2021). The rate used to calculate the borrowing costs eligible for capitalization was 111.33% (155.25% on June 30, 2021) of CDI, corresponding to the effective interest rate of loans taken by the Company.

11.4	Additions to property, plant and equipment for cash flow presentation purpose

			6/30/2022	6/30/2021
	Additions		5,319	984
	Leases		(2,914)	(222)
	Capitalized interest		(370)	(7)
	Acquisiton of property, plant and equipment - Additions		(1,725)	(711)
	Acquisiton of property, plant and equipment - Payments		1,703	695
	Total		2,013	739

	Additions related to the acquisition of operating assets, purchase of land and buildings to expansion activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

	The additions and payments of property, plant and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

11.5	Other information

	On June 30, 2022, the Company recorded in the cost of sales and services the amount of R$37 (R$25 on June 30, 2021), relating to the depreciation of machinery, building and facilities of distribution centers.

12	INTANGIBLE ASSETS

		12/31/2021	Additions	Amortiza-tion	6/30/2022

	Goodwill	618	-	-	618
	Softwares	75	5	(9)	71
	Commercial rights (i)	1,136	2,942	(4)	4,074
	Tradename	39	-	-	39
	Subtotal	1,868	2,947	(13)	4,802
	Lease - right of use:
	Assets and rights	19	-	(1)	18
	Subtotal	19	-	(1)	18
	Total	1,887	2,947	(14)	4,820

		12/31/2020	Additions	Amortiza-tion	6/30/2021

	Goodwill	618	-	-	618
	Softwares	70	7	(6)	71
	Commercial rights	310	12	(3)	319
	Tradename	39	-	-	39
	Total	1,037	19	(9)	1,047

	(i) In the period ended June 30, 2022, in the Additions column, are shown the amounts related to the acquisition of the 41 commercial points from Extra Hiper stores, in the amount of R$2,942 see note 1.1.

		6/30/2022			12/31/2021
		Historical cost	Accumulated amortization	Net amount	Historical cost	Accumulated amortization	Net amount

	Goodwill	871	(253)	618	871	(253)	618
	Softwares	137	(66)	71	133	(58)	75
	Commercial rights	4,102	(28)	4,074	1,160	(24)	1,136
	Tradename	39	-	39	39	-	39
		5,149	(347)	4,802	2,203	(335)	1,868
	Lease - right of use:
	Assets and rights	28	(10)	18	28	(9)	19
		28	(10)	18	28	(9)	19
	Total of intangible assets	5,177	(357)	4,820	2,231	(344)	1,887

12.1	Impairment test of intangible assets with an indefinite useful life, including goodwill

	The impairment test of intangible assets uses the same practices described in note 13.1 as part of financial statements on December 31, 2021.

	On December 31, 2021, the Company revised the plan used to assess impairment for Cash Generating Units (CGUs) and there is no significant deviation which could indicates losses or the need of a new evaluation for the period ended June 30, 2022.

12.2	Additions to intangible assets for cash flow presentation purpose

		6/30/2022	6/30/2021
	Additions	2,947	19
	Acquisition of intangible assets - Additions	(2,942)	-
	Acquisition of intangible assets - Payments	600	-
	Total	605	19

13	TRADE PAYABLES

		Note	6/30/2022	12/31/2021
	Product suppliers		7,046	6,422
	Service providers		346	74
	Service providers - related parties	9.1	22	22
	Bonuses from suppliers	13.1	(471)	(576)
	Total		6,943	5,942

13.1	Bonuses from suppliers

	These include bonuses and discounts from suppliers. These amounts are defined in agreements and include amounts referring to discounts by volume of purchases, joint marketing programs, freight reimbursements, and other similar programs. Settlement occurs by offsetting payable to suppliers, according to conditions foreseen in the supply agreements.

14	FINANCIAL INSTRUMENTS

	The main financial instruments and their amounts recorded in the interim financial information, by category, are as follows:

			Note	6/30/2022	12/31/2021
	Financial assets
	Amortized cost
	Cash and cash equivalents		5	3,108	2,550
	Related parties - assets		9.1	648	114
	Trade receivables and other accounts receivable			163	169
	Fair value through income
	Gain of financial instruments - fair value hedge		14.6.1	162	32
	Fair value through other comprehensive income
	Trade receivables with credit card companies and sales tickets			217	155
	Financial liabilities
	Other financial liabilities - amortized cost
	Related parties - liabilities		9.1	(3,030)	(368)
	Trade payables		13	(6,943)	(5,942)
	Financing through acquisition of assets			(219)	(197)
	Borrowings and financing		14.6.1	(1,210)	(1,210)
	Debenture		14.7	(9,801)	(6,446)
	Lease liabilities		16.1	(7,242)	(4,051)
	Fair value through income
	Borrowings and financing, including derivatives		14.6.1	(320)	(341)
	Loss of financial instruments - fair value hedge		14.6.1	(35)	(36)
	Net exposure			(24,502)	(15,571)

	The fair value of other financial instruments described on the table above approximates to the carrying amount based on the existing payments terms. Financial instruments measured at amortized cost, whose fair values differ from carrying amount are disclosed in note 14.4.

14.1	Considerations on risk factors that may affect the Company's business

14.1.1	Credit Risk

	• Cash and cash equivalents

	In order to minimize credit risks, the Company adopts investments policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

	• Trade receivables

	Credit risk related to trade receivables is minimized by the fact that a large portion of sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, regarding the trade receivables collected in installments, the Company monitor the risk through the credit concession and by period analysis of the provision for losses.

	The Company also has counterparty risk related to derivative instruments, which is mitigated by the Company carrying out transactions, according to policies approved by governance boards.

	There are no amounts receivable or sales that are individually, higher than 5% of trade receivables or sales.

14.1.2	Interest rate risk

	The Company obtains borrowings and financing with major financial institutions for cash needs for investments. As a result, the Company is mainly exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI Indexed debts. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

14.1.3	Foreign currency exchange rate risk

	The Company is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company uses derivatives, such as swaps, aiming to mitigate the foreign currency exchange rate risk, converting the cost of debt into domestic currency and interest rates.

14.1.4	Capital risk management

	The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and adjusts taking into account changes in the economic conditions.

	The capital structure is thus demonstrated:

				6/30/2022	12/31/2021

	Borrowings, financing and debentures			(11,366)	(8,033)
	(-) Cash and cash equivalents			3,108	2,550
	(-) Derivative financial instruments			162	32
	Net debt			(8,096)	(5,451)

	Shareholders’ equity			3,311	2,766
	% Net debt over Shareholders’ equity			245%	197%

14.1.5	Liquidity risk management

	The Company manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

	The table below summarizes the aging profile of the Company’s financial liabilities on June 30, 2022.

		Less than 1 year	1 to 5 years	More than 5 years	Total
	Borrowings and financing	222	1,684	-	1,906
	Debenture	811	8,623	4,919	14,353
	Derivative financial instruments	118	145	(678)	(415)
	Lease liabilities	1,146	5,046	11,198	17,390
	Trade payable	6,943	-	-	6,943
	Total	9,240	15,498	15,439	40,177

	The table above was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make a payment or be eligible to receive a payment. To the extent that interest rates are floating, the non-discounted amount is obtained based on interest rate curves for the period ended June 30, 2022. Therefore, certain balances are not consistent with the balances reported in the balance sheet.

14.2	Derivative financial instruments

			Notional value		Fair value
			6/30/2022	12/31/2021	6/30/2022	12/31/2021
	Swap with hedge accounting
	Hedge purpose (debt)		1,888	1,888	1,918	1,869

	Long Position
	Fixed rate		106	106	56	60
	USD + Fixed		282	282	263	281
	Hedge - CRI		1,500	1,500	1,599	1,528

	Short Position		(1,888)	(1,888)	(1,791)	(1,873)

	Net hedge position		-	-	127	(4)

	Realized and unrealized gains and losses on these contracts during the period ended June 30, 2022, are recorded as financial income or expenses and the balance receivable at fair value is R$127 (balance payable of R$4 on December 31, 2021). Assets are recorded as “financial instruments” and liabilities as “borrowings and financing”.

	The effects of the fair value hedge recorded in the statement of operations for the period ended June 30, 2022, resulted in a loss of R$87, recorded under debt of cost, note 23 (loss R$23 on June 30, 2021).

14.2.1	Fair values of derivative financial instruments

	Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

	Fair values are calculated using projected the future cash flow, using the CDI curves and discounting to present value, using CDI market rates for swap both disclosed by the B3.

	The fair value of exchange coupon swaps versus CDI rate was determined based on market exchange rates effective at the date of the financial statements and projected based on the currency coupon curves.

	In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

14.3	Sensitivity analysis of financial instruments

	The market curves (currencies and interest) of B3 were considered as the most likely scenario, in Management's assessment, on the maturity dates of each of the operations.

	Therefore, in the probable scenario (I) there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the exclusive effect, a deterioration from 5% to 10% was taken into account, respectively, on risk variables, up to one year of financial instruments.

	For the probable scenario, the weighted exchange rate defined was R$5.70 on the due date, and the weighted interest rate was 13.78% per year.

	In the case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating that the effects are not significant.

	The Company disclosed the net exposure of derivative financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis table below, for each of the aforementioned scenarios.

							Market projections
	Transactions	Note	Risk (CDI Increase)		Carrying Amount	As of 6/30/2022	Scenario (I)	Scenario (II)	Scenario (III)
	Borrowings and financing	14.6.1	CDI + 1.51% per year		1,530	(1,484)	(218)	(229)	(240)
	Fixed rate swap contract (gain)	14.6.1	TR + 9.80%		(162)	(54)	(55)	(60)	(64)
	Exchange swap contract (loss)	14.6.1	CDI + 1.35% per year		35	(296)	(97)	(111)	(125)
	Debentures	14.6.1	CDI + 1.49% per year		9,801	(9,893)	(1,458)	(1,531)	(1,604)
	Total net effect (loss)				11,204	(11,727)	(1,828)	(1,931)	(2,033)

	Cash equivalents	5	87.30%			3,108	425	446	468

	Net exposure loss					(8,619)	(1,403)	(1,485)	(1,565)

14.4	Fair values measurement

	The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 / IFRS 13, which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

	Level 1: fair value measurement at the balance date considering quoted (unadjusted) market prices in active markets for identical assets or liabilities which the Company can access at the measure date.

	Level 2: Valuation techniques for which the lowest level inputs that is significant to the fair value measurement is directly or indirectly observable, except for quoted prices included on Level 1.

	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

	The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

	The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value of financial instruments measured at amortized cost, for which the fair value has been disclosed in the interim financial information:

			Carrying amount		Fair value
			6/30/2022	12/31/2021	6/30/2022	12/31/2021	Level
	Trade receivables with credit cards companies and sales vouchers		217	155	217	155	2
	Swaps of annual rates between currencies		(33)	(11)	(33)	(11)	2
	Interest rate swaps		2	4	2	4	2
	Interest rate swaps - CRI		158	3	158	3	2
	Borrowings and financing (fair value)		(320)	(341)	(320)	(341)	2
	Borrowings and financing (amortized cost)		(11,011)	(7,656)	(10,738)	(7,372)	2
			(10,987)	(7,846)	(10,714)	(7,562)

	There were no changes between fair value measurement hierarchy levels during the period ended June 30, 2022.

	Interest rate swaps, cross-currency and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

14.5	Operations with derivative financial instruments

	The Company has derivative contracts with the following financial institutions: Itaú BBA, Scotiabank and BR Partners.

	The outstanding derivative financial instruments are presented in the table below:

	Description	Notional value		Due date	6/30/2022	12/31/2021
	Debt
	USD - BRL	USD50		2023	(33)	(11)

	Debt
	IPCA - BRL	R$1,500		2028 and 2031	158	3

	Interest rate swaps registered at CETIP
	Pre-fixed rate x CDI	R$54		2027	1	2
	Pre-fixed rate x CDI	R$52		2027	1	2
	Derivatives - Fair value hedge - Brazil				127	(4)

14.6	Borrowings and financing

14.6.1	Debt composition

		Weighted average	6/30/2022	12/31/2021
	Current
	Debenture and promissory notes	CDI + 1.49% per year	177	194
	Borrowing costs		(20)	(14)
	Total debenture and promissory notes		157	180

	Borrowings and financing
	In national currency
	Working capital	TR + 9.80%	12	14
	Working capital	CDI + 1.87% per year.	20	419
	Borrowing costs		(4)	(4)
	Total national currency		28	429
	In foreign currency
	Working capital	USD + 1.06% per year	1	1
	Total in foreign currency		1	1
	Total of borrowings and financing		29	430
	Derivative financial instruments
	Swap contracts	CDI + 0.86% per year	(22)	(4)
	Swap contracts	CDI + 1.35% per year	1	3
	Total derivative financial instruments		(21)	(1)
	Total current		165	609

		Weighted average	6/30/2022	12/31/2021
	Non-current
	Debenture and promissory notes	CDI + 1.49% per year	9,716	6,329
	Borrowing costs		(72)	(63)
	Total debenture and promissory notes		9,644	6,266

	Borrowings and financing
	In national currency
	Working capital	TR + 9.80%	44	47
	Working capital	CDI + 1.54% per year	1,200	800
	Borrowing costs		(4)	(5)
	Total of national currrency		1,240	842
	In foreign currency
	Working capital	USD + 1.06% per year	261	279
	Total of foreign currency		261	279
	Total of borrowings and financing		1,501	1,121
	Derivative financial instruments
	Swap contracts	CDI + 0.86% per year	(140)	(28)
	Swap contracts	CDI + 1.35% per year	34	33
	Total derivative financial instruments		(106)	5
	Total of non-current		11,039	7,392

	Total		11,204	8,001

	Current asset		22	4
	Non-current asset		140	28
	Current liabilities		187	613
	Non-current liabilities		11,179	7,420

14.6.2	Rollforward of borrowings and financing

				Value
	Balance on December 31, 2020			7,763
	Funding			1,874
	Interest provision			195
	Swap contracts			89
	Mark-to-market			7
	Exchange rate and monetary variation			(24)
	Debt modification effect IFRS 9			(23)
	Borrowing costs			18
	Interest amortization			(96)
	Principal amortization			(273)
	Swap amortization			3
	Balance on June 30, 2021			9,533
				#N/D
				Value
	Balance on December 31, 2021			8,001
	Funding			2,975
	Interest provision			677
	Swap contracts			(3)
	Mark-to-market			(84)
	Exchange rate and monetary variation			(17)
	Borrowing costs			12
	Interest amortization			(308)
	Principal amortization			(5)
	Swap amortization			(44)
	Balance on June 30, 2022			11,204

14.6.3	Schedule of non-current maturities

	Maturity	Value
	From 1 to 2 years	1,493
	From 2 to 3 years	4,231
	From 3 to 4 years	821
	From 4 to 5 years	458
	After 5 years	4,112
	Total	11,115

	Borrowing cost	(76)
	Total	11,039

14.7	Debenture and promissory notes

						Date
			Type	Issue amount	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in Reais)	6/30/2022	12/31/2021
	First Issue of Promissory Notes - 3rd series		Non-preemptive right	50	1	7/4/2019	7/4/2022	CDI + 0.72% per year	59,326,377	59	57
	First Issue of Promissory Notes - 4th series		Non-preemptive right	250	5	7/4/2019	7/4/2023	CDI + 0.72% per year	59,326,377	297	281
	First Issue of Promissory Notes - 5th series		Non-preemptive right	200	4	7/4/2019	7/4/2024	CDI + 0.72% per year	59,326,377	237	225
	First Issue of Promissory Notes - 6th series		Non-preemptive right	200	4	7/4/2019	7/4/2025	CDI + 0.72% per year	59,326,377	237	225
	Second Issue of Debentures - 1st series		Non-preemptive right	940,000	940,000	6/1/2021	5/20/2026	CDI + 1.70% per year	1,015	954	951
	Second Issue of Debentures - 2nd series		Non-preemptive right	660,000	660,000	6/1/2021	5/22/2028	CDI + 1.95% per year	1,016	671	668
	Second Issue of Promissory Notes - 1st series		Non-preemptive right	1,250,000	940,000	8/27/2021	8/27/2024	CDI + 1.47% per year	1,452	1,366	1,285
	Second Issue of Promissory Notes - 2nd series		Non-preemptive right	1,250,000	940,000	8/27/2021	2/27/2025	CDI + 1.53% per year	1,453	1,366	1,286
	Third Issue of Debentures - 1st series - CRI		Non-preemptive right	982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% per year	1,089	1,070	1,012
	Third Issue of Debentures - 2nd series - CRI		Non-preemptive right	517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% per year	1,089	565	533
	Fourth Issue of Debentures - single series		Non-preemptive right	2,000,000	2,000,000	1/7/2022	11/26/2027	CDI + 1.75% per year	1,013	2,026	-
	First Issue of Commercial Paper Notes - single series		Non-preemptive right	750,000	750,000	2/10/2022	2/9/2025	CDI + 1.70% per year	1,050	788	-
	Fifth Issue of Debentures - single series - CRI		Non-preemptive right	250,000	250,000	4/5/2022	3/28/2025	CDI + 0.75% per year	1,030	257	-
	Borrowing cost									(92)	(77)
										9,801	6,446

	Current									157	180
	Non-current									9,644	6,266

	The Company issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

14.8	Borrowings in foreign currencies

	On June 30, 2022, the Company has loan in foreign currencies (US dollar) to strengthen its the working capital, maintaining its cash strategy, lengthening its indebt profile and make investments.

14.9	Guarantees

	The Company signed a promissory note for a loan agreement with Scotiabank in the amount of USD50 million, which can be executed upon failure of payment of the related loan.

14.10	Swap contracts

	The Company uses swap operations for 100% of its borrowings denominated in US dollars fixed interest rates and IPCA, exchanging these liabilities for Real linked to CDI (floating). The annual weighted average rate CDI on June 30, 2022 was 8.66% (4.40% on December 31, 2021).

14.11	Financial convenants

	In connection with the debentures and promissory notes issued and part of loan operations denominated in foreign currencies, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s interim financial information drawn up in accordance with the accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 3.00 not exceeding equity; and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.00.

	On June 30, 2022, the Company was compliant with those ratios.

15	Provision for legal proceedings

	The provision for legal proceedings is estimated by the Company and it is corroborated by its legal advisors, and such provision is recorded in sufficient amount to settle losses assessed and classified as probable.

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2020	169	64	49	282
	Additions	48	24	3	75
	Reversal	(82)	(10)	(7)	(99)
	Payments	-	(9)	(10)	(19)
	Monetary correction	4	3	5	12
	Balance as of June 30, 2021	139	72	40	251

	Restricted deposits for legal proceedings	(62)	(56)	(1)	(119)
	Net provision of judicial deposits	77	16	39	132

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2021	109	69	27	205
	Additions	2	32	5	39
	Reversal	-	(11)	(1)	(12)
	Payments	-	(12)	(12)	(24)
	Monetary correction	3	3	3	9
	Balance as of June 30, 2022	114	81	22	217

	Restricted deposits for legal proceedings	(68)	(43)	(3)	(114)
	Net provision of judicial deposits	46	38	19	103

15.1	Tax claims

	Tax claims are subject by law to the monthly monetary correction, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest rates charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

	The Company has other tax claims, which according to its legal counsels’ analysis, were provisioned, namely: (i) discussions on the non-application of Prevention Accident Factor (FAP); (ii) discussions with State tax authorities on ICMS tax rate calculated in electricity bills; (iii) IPI on resale of imported goods and (iv) other matters.

	The provisioned amount on June 30, 2022, for these matters is R$114 (R$109 on December 31, 2021).

15.2	Social security and labor

	The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. On June 30, 2022, the Company recorded a provision of R$81 (R$69 on December 31, 2021), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsels, assesses these claims and recording provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

15.3	Civil

	The Company is party to civil proceedings (indemnifications, collections, among others) at in different procedural phases and various central courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

	Among these proceedings, we highlight the following:

	The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the amount originally paid by stores and the amounts claimed by the adverse party in the lawsuit when internal and external legal counsels consider the probability of changing the lease amount paid by the entity. On June 30, 2022, the provision for these lawsuits amounted to R$16 (R$21 on December 31, 2021), for which there are no judicial deposits for legal proceedings.

	The Company is party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, assisted by its legal counsel, assesses these claims recording provisions for probable cash disbursements, according to the probability of loss. On June 30, 2022, the provision for these lawsuits is R$6 (R$6 on December 31, 2021).

	The Company’s total civil, regulatory and property claims on June 30, 2022, is R$22 (R$27 on December 31, 2021).

15.4	Possible contingent liabilities

	The Company has other demands that were classified by Management with the advice of its external lawyers as possible, but not probable, therefore, not accrued, totaling an updated amount of R$2,423 on June 30, 2022 (R$2,346 on December 31, 2021). Accordingly, no provisions were recorded in connection with these proceedings, which are mainly related to:

	IRPJ (corporate income tax), IRRF (withholding income tax), CSLL (social contribution on net income) – The Company received several tax assessment notices relating to tax offsetting proceedings, goodwill disallowance, disagreements regarding payments and overpayments, fines due to non-compliance with ancillary obligation, among other less relevant issues. The amount involved corresponds to R$588 on June 30, 2022 (R$478 on December 31, 2021).

	COFINS, PIS (federal taxes on gross revenues) – The Company has been questioned about discrepancies in payments and overpayments; fine due to non-compliance with ancillary obligation, disallowance of COFINS and PIS credits, among other issues. These proceedings are pending judgment at the administrative and judicial levels. The amount involved in these tax assessments is R$625 on June 30, 2022 (R$609 on December 31, 2021).

	ICMS (State VAT) – The Company received tax assessment notices from State tax authorities in connection with credits from: (i) purchases from suppliers’ acquisitions considered unqualified by the registry of the State Revenue Service; and (ii) among others matters. These tax assessments amount to R$1,074 on June 30, 2022 (R$1,128 on December 31, 2021). These proceedings are pending final judgment at the administrative and judicial levels.

	ISS (services tax), IPTU (urban property tax), Fees and other – The Company has received tax assessments relating to discrepancies in payments of IPTU, fines due to non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, totaling R$15 on June 30, 2022 (R$13 on December 31, 2021). These proceedings are pending judgment at the administrative and judicial levels.

	INSS (national institute of social security) – The Company was assessed due to the levy of payroll charges over benefits granted to its employees, among other issues, with possible losses of R$58 on June 30, 2022 (R$56 on December 31, 2021). Proceedings have been discussed in the administrative and judicial levels.

	Other litigation– These proceedings refer to real estate lawsuits in which the Company claims the renewal of lease agreements and rents according to market prices. These lawsuits involve proceedings litigated in civil court, and special civil court, as well as administrative proceedings filed by inspection bodies, such as the consumer defense body (PROCONs), the National Institute of Metrology, Standardization and Industrial Quality– INMETRO, the National Agency of Sanitary Surveillance - ANVISA, among others, totaling R$51 on June 30, 2022 (R$47 on December 31, 2021).

	Three collective proceedings were opened due to an approach to a customer, in August 2021 at the store in Limeira - SP, in which claim supposed racial issues. All cases were satisfactorily answered and are still in the initial phase awaiting regular progress by the judiciary. Therefore, it is still not possible to reasonably estimate the amounts involved, due to the subjectivity of the matter and the absence of precedent in the jurisprudence in collective proceedings on the subject. No significant impact on interim financial information is expected.

	The Company engages external legal counsel to represent it in the tax assessments, whose fees are contingent on the final outcome of the lawsuits. Percentages may vary according to qualitative and quantitative factors of each proceeding, on June 30, 2022, the estimated amount, in case of success of all lawsuits, was approximately R$12 (R$15 on December 31, 2021).

15.5	Guarantees

	The Company presented bank guarantees and insurance guarantee to judicial process related a civil, tax and labor nature, described below:

	Lawsuits	Letter of guarantees

	Tax claims	647
	Social security and labos	90
	Civil and others	379
	Total	1,116

	The guarantees cost is aproximately 0.31% per year of the value of the lawsuits and it is registered as expense in the course of time.

15.6	Deduction of ICMS from the calculation basis of PIS and COFINS

	Since the adoption of the non-cumulative regime to calculate PIS and COFINS, the Company has claimed the right to deduct ICMS taxes from the calculation basis of PIS and COFINS. On March 15, 2017, the STF recognized, in terms of general repercussion, the unconstitutionality of including ICMS in the PIS and COFINS calculation basis. In May 2021, the STF Plenary judged the Declaration Embargoes, in relation to the amount to be excluded from the PIS and COFINS calculation basis, if it should only be the ICMS paid, or if all the ICMS highlighted in the invoices, the STF issued a favorable decision to the taxpayers, concluding that all outstanding ICMS should be excluded from the PIS and COFINS calculation basis.

	Since of such decision on March 15, 2017, the procedural progress has been as anticipated by our legal advisors without any change in the management's judgment. On December 31, 2021, with a favorable decision in its actions, the Company recorded its right in the amount of R$216.

15.7	Restricted deposits for legal proceedings

	The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	The Company recorded amounts referring to judicial deposits in its assets as follows.

	Lawsuits	6/30/2022	12/31/2021

	Tax claims	69	65
	Social security and labos	50	50
	Civil and others	5	4
	Total	124	119

16	LEASE LIABILITIES

16.1	Minimum future payments and potential right of PIS and COFINS

	Leasing agreements totaled R$7,242 on June 30, 2022 (R$4,051 on December 31, 2021). The minimum future payments as leases, by leases term and with the fair value of minimum lease payments, are as follows:

					6/30/2022	12/31/2021
	Financial lease liabilities - minimum payments
	Less than 1 year				366	244
	1 to 5 years				1,544	1,231
	More than 5 years				5,332	2,576
	Present value of financial lease agreements				7,242	4,051
	Current				366	244
	Non-current				6,876	3,807

	Future financing charges				10,148	4,042
	Gross amount of financial lease agreements				17,390	8,093

	PIS and COFINS embedded in the present value of lease agreements				440	246
	PIS and COFINS embedded in the gross value of lease agreements				1,057	492

	Lease liabilities interest expense is stated in note 23. The incremental interest rate of the Company on the signing date of the agreement was 11.86% in the period ended June 30, 2021 (10.53% on December 31, 2021).

	If the Company adopts the projection of inflation embedded in the nominal incremental rate and converting to a present value as a calculation method, the average percentage of inflation to be project for year would be approximately 8.13% (4.42% on December 31, 2021). The average term of the agreements analyzed is 18.44 years.

16.2	Lease obligation rollforward

				Amount
	As of December 31, 2020			2,776
	Addition - Lease			222
	Lease modification			231
	Interest provision			137
	Principal amortization			(140)
	Interest amortization			(61)
	Write-off due to early termination of agreement			(74)
	As of June 30, 2021			3,091

				Amount
	As of December 31, 2021			4,051
	Addition - Lease			2,914
	Lease modification			304
	Interest provision			338
	Principal amortization			(336)
	Interest amortization			(25)
	Write-off due to early termination of agreement			(4)
	As of June 30, 2022			7,242

16.3	Lease expense on variable rents, low-value, and short-term assets

			6/30/2022	6/30/2021

	(Expenses) revenues of the period:
	Variables (1% of sales)		(2)	(4)
	Subleases (i)		22	13

	(i) It refers mainly to the revenue from rental contracts to be received from commercial galleries.

17	DEFERRED REVENUES

			6/30/2022	12/31/2021

		Sale and Leaseback	108	68
		Back Lights (i)	116	233
		Checkstand (ii)	27	41
		Gift card and others	1	2
		Marketing	23	12
		Total	275	356

	(i) Rental of backlight panels.
	(ii) Supplier product exhibition modules, or check stands and rental of displays.

18	INCOME TAX AND SOCIAL CONTRIBUTION

18.1	Reconciliation of income tax and social contribution expense

			6/30/2022	6/30/2021
		Earnings before income tax and social contribution	604	800
		Expense of income tax and social contribution at nominal rate	(205)	(272)

		Adjustments to reflect the effective rate
		Tax fines	(1)	(1)
		Share of profits	6	10
		ICMS subsidy - tax incentives (i)	116	-
		Current year credit	14	-
		Tax benefits	1	8
		Other permanent differences	(2)	-
		Effective income tax	(71)	(255)

		Income tax and social contribution for the period
		Current	(45)	(265)
		Deferred	(26)	10
		Income tax and social contribution expenses	(71)	(255)

		Effective tax	11.8%	31.9%

	(i) The Company ascertain tax benefits that are characterized as investment subsidies as provided for in Complementary Law n° 160/17 and Law n°. 12,973/14. For the period ended June 30, 2022, the Company excluded the IRPJ and CSLL calculation bases from the amount constituted in the tax incentive reserve, see note 19.4.

18.2	Breakdown of deferred income tax and social contribution

	Key components of deferred income tax and social contribution in the balance sheet are the following:

			6/30/2022		12/31/2021
		Assets	Liabilities	Net	Assets	Liabilities	Net
	Deferred income tax and social contribution
	Tax losses	170	-	170	167	-	167
	Provision for legal proceedings	62	-	62	59	-	59
	Exchange rate variation	-	(30)	(30)	-	(7)	(7)
	Goodwil tax amortization	-	(317)	(317)	-	(317)	(317)
	Fair value adjustment	-	(20)	(20)	1	-	1
	Property, plant and equipment and intangible assets	30	-	30	33	-	33
	Unrealized gains with tax credits	-	(13)	(13)	-	(28)	(28)
	Cash flow hedge	-	(36)	(36)	-	(26)	(26)
	Lease net of right of use	138	-	138	150	-	150
	Others	36	-	36	13	-	13
	Gross deferred income tax and social contribution assets (liabilities)	436	(416)	20	423	(378)	45

	Compensation	(416)	416	-	(378)	378	-

	Net deferred income tax and social contribution assets (liabilities), net	20	-	20	45	-	45

	Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Board of Directors of the Company.

	The Company estimates the recovery of the deferred tax assets as follows:

	Years	Amount
	Up to 1 year	45
	From 1 year to 2 years	233
	From 4 years to 5 years	5
	More than 5 years	153
		436

18.3	Rollfoward of deferred income tax and social contribution

		6/30/2022	12/31/2021
	At the beginning of the period	45	(82)
	Benefits in the period	(26)	127
	Tax over other comprehensive income	1	-
	At the end of the period	20	45

19	SHAREHOLDERS’ EQUITY

19.1	Capital stock and stock rights

	The capital stock on June 30, 2022, is R$1,255 (R$788 on December 31, 2021), represented by 1,347,213,151 registered common shares (1,346,674,477 on December 31, 2021), all non-par and registered shares. According to the Company's bylaws, the Company’s authorized capital stock may be increased up to 2 billion common shares.

	On February 21, 2022, the Board of Directors approved a capital contribution in the amount of R$1, through the issuance of 239,755 common shares.

	At the Extraordinary General Meeting held on April 28, 2022, the Company approved, observing the authorized capital limit, the increase of capital stock in the amount R$464 through the capitalization of profit reserves, without issuance new shares.

	On May 9, 2022, the Board of Directors approved a capital contribution in the amount of R$2, through the issuance of 298,919 common shares.

	The Company's shareholding structure is shown as follows:

			6/30/2022		12/31/2021
			Number of shares	Participation	Number of shares		Participation
	Controlling shareholders		557,877,105	41.41%	557,857,105		41.42%
	Outstanding shares		789,336,046	58.59%	788,817,372		58.58%
	Total		1,347,213,151	100.00%	1,346,674,477		100.00%

19.2	Distribution of dividends

	On March 28, 2022, the management's proposal was disclosed to the market in relation to the amounts of dividends and allocation of the Company's profits on December 31, 2021. The administration's proposal was approved on April 28, 2022.

	At the Annual General Meeting held on April 28, 2022, our shareholders voted to approve the minimum mandatory dividend in the aggregate amount of R$224, calculated in accordance with Brazilian Corporate Law and our bylaws, with respect to the fiscal year ended December 31, 2021. This amount excludes the tax incentive reserve related to the recognition of tax credits for investment subsidy in the total amount of R$709. Of the total dividend amount, R$56 was paid on October 14, 2021 as interest on shareholders’ equity, and the amount of R$168 corresponding to R$0.125038407679398 per common share, it was paid on June 27, 2022, holders of ADSs received the dividend distribution to which they were entitled through the Sendas Depositary.

19.3	Expansion Reserve

	At the Annual General Meeting ("AGM") held on April 28, 2022 the constitution of the expansion reserve in the amount of R$631 was approved, against the profit reserve of the year 2021.

19.4	Tax incentive reserve

	The tax incentive reserve by the States started to be considered subsidies for investments, deductible for the calculation of income tax and social contribution. Thus, for the period ended June 30, 2022, the Company allocated the amount of R$363 (R$709 on December 31,2021) to the tax incentive reserve.

	As provided for in article 30 of Law 12,973/14, the tax incentive reserve may be used to absorb losses, provided that the other profit reserves have already been fully absorbed, with the exception of the legal reserve, or for an increase in capital. Within the same legal provision, the tax incentive reserve and legal reserve are not part of the calculation basis for the minimum mandatory dividend, and the Company must subject it to taxation, in case of distribution.

19.5	Share-based payment

19.5.1	Recognized Options Granted

	Information relating to the Company's option plan and compensation plan is summarized below:

					6/30/2022
					Number of shares (in thousands)
	Granted series	Grant date	1st exercise date	Strike price on the grant date (in reais)	Grantees	Exercised	Cancelled	Current
	B8	5/31/2021	6/1/2024	0.01	363	(10)	(29)	324
	C8	5/31/2021	6/1/2024	13.39	363	(10)	(29)	324
	B9	5/31/2022	6/1/2025	0.01	2,163	-	-	2,163
	C9	5/31/2022	6/1/2025	12.53	1,924	-	-	1,924
					4,813	(20)	(58)	4,735

19.5.2	Consolidated information of Company's share-based payment plans

	According to the plans, the options granted in each of the series may represent maximum 2% of the total shares issued by the Company.

	The table below shows the maximum percentage of dilution to which current shareholders eventually being subject to in the event that all options granted are exercised until June 30, 2022:

				6/30/2022
				(in thousands)

	Number of shares			1,347,213
	Balance of effective stock options granted			4,735
	Maximum percentage of dilution			0.35%

	The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for B8, C8, B9 and C9 series: (a) expectation of dividends of 1.28% (series 8) and 1.20% (series 9); (b) expectation of volatility nearly 37.06% (series 8) and 37.29% (series 9); (c) the weighted average interest rate without risk of 7.66% (series 8) and 12.18% (series 9), and (d) exit rate of approximately 8.00% in both series.

	The expectation of remaining average life of the series outstanding at June 30, 2022 is 23 months (series 8) and 35 months (series 9). The weighted average fair value of options granted at June 30, 2022 was R$17.21 and R$7.69 (B8 and C8 respectively), and R$15.27 and R$7.35 (B9 and C9 respectively).

		Shares	Weighted average of exercise price	Weighted average of remaining contractual term
		in thousands	R$
	At December 31, 2021	668	6.70	2.42

	At June 30, 2022
	Granted during the period	4,087	5.90
	Exercised during the period	(20)	6.01
	Outstanding at the end of the period	4,735	6.01	2.78
	Total to be exercised at June 30, 2022	4,735	6.01	2.78

	The amount recorded in the statement of operations for the period ended June 30, 2022 were R$3 (there is no amount for the period ended June 30, 2021).

20	NET OPERATING REVENUE

		6/30/2022	6/30/2021
	Gross operating revenue
	Goods	26,971	21,246
	Services rendered and others	80	52
		27,051	21,298
	(-) Revenue deductions
	Returns and sales cancellation	(49)	(36)
	Taxes	(2,268)	(1,765)
		(2,317)	(1,801)

	Net operating revenue	24,734	19,497

21	EXPENSES BY NATURE

		6/30/2022	6/30/2021

	Inventory costs	(20,421)	(16,001)
	Personnel expenses	(1,498)	(1,189)
	Outsourced services	(100)	(116)
	Selling expenses	(368)	(283)
	Functional expenses	(428)	(328)
	Other expenses	(244)	(200)
		(23,059)	(18,117)

	Cost of sales	(20,763)	(16,268)
	Selling expenses	(1,935)	(1,560)
	General and administrative expenses	(361)	(289)
		(23,059)	(18,117)

22	OTHER OPERATING EXPENSES, NET

		6/30/2022	6/30/2021

	Result with property, plant and equipment and lease	(19)	6
	Provision for legal proceedings	(2)	5
	Reestructuring expenses and others	(21)	(42)
	Total	(42)	(31)

23	NET FINANCIAL RESULT

		6/30/2022	6/30/2021
	Financial income
	Cash and cash equivalents interest	81	25
	Monetary correction (assets)	61	41
	Other financial income	5	3
	Total financial income	147	69

	Financial expenses
	Cost of debt	(338)	(190)
	Cost and discount of receivables	(45)	(15)
	Monetary correction (liabilities)	(183)	(9)
	Interest on leasing liabilities	(207)	(133)
	Other financial expenses	(4)	(1)
	Total financial expenses	(777)	(348)
	Total	(630)	(279)

24	Earnings per share

	The Company calculates earnings per share by dividing the net income, referring to each class of share, by total outstanding common shares during the period.

	On August 11, 2021, the Extraordinary General Meeting (EGM) approved the split of 269,299,859 (two hundred and sixty-nine million, two hundred and ninety-nine thousand, eight hundred and fifty-nine) common shares, whereby each share issued of the Company was split into 5 (five) shares of the same type, with no change in the value of the Company's capital stock, with the Company's capital stock divided into 1,346,499,295 (one billion, three hundred and forty-six million, four hundred and ninety-nine thousand, two hundred and ninety-five), all registered and without par value.

	The table below sets forth the net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each period:

				6/30/2022	6/30/2021
					Originally presented	Split effect	Recasted
	Basic number:
	Allocated basic earnings and not distributed			533	545	-	545
	Net income allocated available to common shareholders			533	545	-	545

	Basic denominator (millions of shares)
	Weighted average of the number of shares			1,347	268	1,074	1,342
	Basic earnings per million shares (R$)			0.395592	2.028540		0.406110

				6/30/2022	6/30/2021
					Originally presented	Split effect	Recasted
	Diluted number:
	Allocated diluted earnings and not distributed			533	545	-	545
	Net income allocated available to common shareholders			533	545	-	545

	Diluted denominator (millions of shares)
	Weighted average of the number of shares			1,347	268	1,074	1,342

	Weighted average of stock options plan			6	-	-	-
	Diluted weighted average of shares			1,353	268	1,074	1,342
	Diluted earnings per million shares (R$)			0.393694	2.028540		0.406110

25	Non-cash transactions

	The Company had transactions that did not represent a cash disbursement, and therefore, such transactions were not presented in the cash flow statements, as described below:

	• Acquistion of intangibles with related parties, in notes 9.1 and 12.2.
	• Acquistion of property, plant and equipment not yet paid, in note 11.4.
	• Acquistion of assets held for sale with related parties, in note 26.1.

26	ASSETS HELD FOR SALE

			6/30/2022	12/31/2021
	Sale and leaseback		147	147
	Extra Hiper stores (i)		95	403
			242	550

	(i) As of June 30, 2022, corresponds to 1 property owned by GPA, which is sold to the Barzel Properties real estate investment fund, see note 1.1.

26.1	Additions to assets held for sale for cash flow presentation purpose

		6/30/2022
	Additions	797
	Acquisition of assets - Additions	(797)
	Acquisition of assets - Payments	250
	Total	250

27	SUBSEQUENT EVENTS

27.1	Capital contribution

	At the meeting of the Board of Directors held on July 27, 2022, the Company approved, observing the authorized capital limit, the capital contribution in the amount of R$4 through the issuance of 1,119,515 common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.